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For Immediate Release

Astral and Bell Media ready to deliver more for Canadian consumers, creators and communities

•	New application to join Astral and Bell Media made public by the CRTC today

•	Significant new investment in French-language programming and Québec initiatives

•	Commitment of extensive benefits to create exceptional programming, promote Canadian talent, connect communities and enhance consumer participation

•	All local TV stations to stay open with current levels of local programming

•	Learn more about Astral and Bell Media at CanadiansDeserveMore.ca

MONTRÉAL, March 6, 2013 – Astral Media Inc. (Astral) and BCE Inc. (Bell) today welcomed the public gazetting of their revised application to the Canadian Radio-television Telecommunications Commission (CRTC) to unite Astral and Bell Media.

“Astral and Bell are ready to propel Canadian broadcasting forward by raising the bar in consumer choice, programming innovation and industry competition. Our proposal includes major investments in a broad range of new TV, radio and film content, and the development of innovative ways to deliver this fresh and compelling media to consumers across all platforms,” said George Cope, President and CEO of BCE and Bell Canada. “This new application to the CRTC clearly demonstrates the tremendous value the combination of these two all-Canadian media brands will mean for the Canadian public and their broadcasting industry.”

The tangible benefits package of $174.64 million proposed by Astral and Bell will result in the development and promotion of exceptional new Canadian TV and film content in French and English, significant new investment in radio and emerging musical talent, and new and enhanced initiatives to grow media training and consumer participation in Canadian broadcasting. In addition to these new proposed benefits of $174.64 million, Bell earlier committed more than $240 million in tangible benefits when it acquired CTV to form Bell Media in 2011.

“Canadians want more new options in the way they access the best local and national programming, and they want a competitive and dynamic Canadian broadcasting industry,” said Ian Greenberg, President and CEO of Astral. “Our new application to the CRTC outlines how a united Astral and Bell Media will deliver what the Canadian public is asking for.”

Canadians can learn more about Astral and Bell Media at CanadiansDeserveMore.ca, the information portal for the transaction. The updated website outlines the benefits of a united Astral and Bell Media for consumers and the broadcast industry, with interactive features allowing visitors to show their support for the transaction and get answers to their questions about the proposal.

Major new Canadian content spending
Of the $124.6 million in TV benefits, 85% will go to independent, on-screen productions, with $73.1 million dedicated to French-language programming and $32.81 million to English-language.

“Bell Media and Astral are committed to bringing the very best Canadian and international content to consumers in all the ways they want. Innovative viewing options like TMN Go from Astral and Bell Media TV Everywhere are just the start of the world-class products we’ll create that rival anything that international broadcasters offer – and we guarantee investment in Canadian content and our broadcasting community that they can never deliver,” said Kevin Crull, President of Bell Media. “We’ve based our revised proposal closely on the range of feedback we’ve heard from consumers, and we’re ensuring that their direct participation in our industry will grow.”

Included in the TV benefits is significant support for the direct engagement of consumers in Canadian broadcasting. In 2012, Bell Media established the $3 million Broadcasting Participation Fund, and now proposes to increase the fund by an additional $2 million over the next 5 years as part of these benefits. A further $2.73 million is dedicated to consumer education initiatives, $2.69 million to media training and development, and an additional $500,000 for the Canadian Broadcast Standards Council. In total, approximately 15% of the TV benefits, or $18.69 million, will be invested in social benefits.

More French-language production and promotion
A united Astral and Bell Media will bring new consumer choices in French-language programming and greater competition to Québec media.

Astral and Bell Media will launch a range of new French-language services, including Investigation based on the successful Discovery TV franchise with programming specifically tailored to Québec audiences. Bell Media’s new joint venture with Cirque du Soleil will also contribute to further developing Québec’s world-renowned creative industry, while the Cirque’s existing library will have new distribution platforms both in Canada and abroad.

The TV and film benefits package will include $23.8 million for feature film initiatives in the Harold Greenberg Fund, $18.8 million of which will go to French-language projects. An additional $4 million will fund the creation of a French-language Television Format Development Initiative for independent producers, directors, writers and actors to stimulate the development of new talent, from the ideas stage to pilot production. An additional $5 million will go towards Telefilm Canada’s innovative Private Donation Fund, and $4.9 million will be invested in French-language youth programming initiatives. $43.65 million will be dedicated to French-language programming as part of a $68.21 million investment in the development, creation and production of additional TV programming of national interest.

Fresh investment in Canadian radio
Astral and Bell Media will direct $50.04 million in benefits to radio, developing emerging musical talent, showcasing Canada’s hottest rising stars, and opening new doors to action and education in Canadian music.

New initiatives such as the Bell Media Emerging Artist Development Program and the Breakthrough Canada Showcase Series will be implemented, over and above the French and

English-language benefits that will also be directed to existing CRTC-established radio funds, including Radio Starmaker, Fonds Radiostar Factor and the Community Radio Fund of Canada.

Bell Media will become the first national radio broadcaster to commit to a minimum of 25% of airplay for emerging Canadian artists at applicable stations. The companies will also direct more than $8 million to showcase rising Canadian talent, including development of a free cross-Canada summer festival spotlighting emerging artists and new French-language festivals highlighting up and coming acts.

Commitment to local and regional programming
Canadian viewers are deeply committed to their local programming and local TV stations. Astral and Bell Media will keep all their local TV stations open and maintain local programming at least through the length of their current licence terms. Local programming at all Astral and Bell Media stations already exceeds the minimum required by the CRTC.

The united companies will appoint executives in Montréal and Toronto to be Canadian programming champions. Montréal will be media headquarters for French-language content, under the leadership of the Astral management team, while English-language programming will be managed from Toronto. Bell Media will also open new regional development offices in Halifax and Vancouver.

Astral and Bell Media moving forward
This new application to join Astral and Bell Media responds to the public interest concerns identified by the CRTC in its October 18, 2012 decision rejecting the companies’ original proposal. The new application to the CRTC released today was filed on November 19 and later amended to reflect certain terms in the March 4 consent agreement between BCE and the Competition Bureau.

Under both the consent agreement with the Competition Bureau and the amended application to the CRTC, Bell will divest several Astral joint-venture TV services. This will result in a French-language TV viewership share of 23.0%, and 35.7% in English-language TV viewership.

Bell Media will retain 8 Astral TV services: the French-language SuperÉcran, CinéPop, Canal Vie, Canal D, VRAK TV, and Z Télé, and English-language services The Movie Network, which includes HBO Canada, and TMN Encore. These high-quality pay and specialty TV services are key to Bell Media’s commitment to enhance choice and competition in the Québec media marketplace and deliver the best content across multiple platforms in innovative new ways.

Bell Media will also retain Astral’s 2 rural over-the-air TV stations in British Columbia, CJDC in Dawson Creek and CFTK in Terrace, and Astral’s interest in the Viewer’s Choice Canada pay-per-view service.

Consistent with the CRTC’s policy on radio ownership, Bell is also divesting 10 English-language radio stations. Because of the strong desire expressed by Montréal sports fans to retain TSN Radio 690 as an English-language sports station, Bell Media has filed a separate application with the CRTC requesting permission to continue to operate TSN 690 as an English-language sports radio station.

Even after the planned divestitures, Bell has retained approximately four-fifths of the original value of the Astral transaction – the retained TV services, retained radio and Astral’s out-of-
home advertising business represent approximately 77% of Astral’s EBITDA (earnings before interest, taxes, depreciation and amortization).

Originally announced in March 2012, the $3.38-billion transaction to join Astral and Bell Media was approved by shareholders representing more than 99% of Astral shares and the Québec Superior Court. Due to the need for regulatory approvals, Astral and Bell on November 19, 2012 extended the outside date for closing the transaction to June 1, 2013, with both Astral and Bell having the right to postpone it further to July 31, 2013.

About Astral
Founded in 1961, Astral Media Inc. (TSX: ACM.A/ACM.B) is one of Canada’s largest media companies. It operates several media properties — pay and specialty television, radio, out-of-home advertising, and digital — that are among the most popular in the country. Astral plays a central role in community life across the country by offering diverse, rich, and vibrant programming that meets the tastes and needs of consumers and advertisers alike. To learn more about Astral, please visit Astral.com.

About Bell
Headquartered in Montréal since its founding in 1880, Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk Day anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to the proposed acquisition by BCE Inc. (BCE) of Astral Media Inc. (Astral), certain benefits expected to result from this transaction, BCE’s plans and objectives, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, approval by the CRTC. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated by this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the benefits expected to result from the above-mentioned proposed transaction will be fully realized. For additional information with respect to certain of these and other assumptions and risks relating to BCE’s proposed acquisition of Astral, please refer to BCE’s 2012 quarterly MD&As , and BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 7, 2013, filed with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.\

Media inquiries:
Jacqueline Michelis
Bell Media Relations
1 855-785-1427
jacqueline.michelis@bell.ca
@Bell—News

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca